Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, HM 11 Bermuda
August 6, 2009
VIA EDGAR AND FACSIMILE
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Registration Statement on Form S-4 Registration No. 333-159148
     Dear Mr. Riedler:
          In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 10:00 a.m., New York time, on Thursday, August 6, 2009 or as soon as possible thereafter.
          In making this request, we hereby acknowledge the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Validus Holdings, Ltd.
By:	/s/ C. Jerome Dill
	Name:	C. Jerome Dill
	Title:	Executive Vice President and General Counsel